You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares.

International General Insurance Holdings Ltd.
c/o Continental Proxy Services
1 State Street, New York NY 10004

International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street,
P.O. Box 941428, Amman 11194, Jordan

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 13, 2022

*Shareholders are cordially invited to attend the virtual Annual General Meeting.

Dear Shareholder,

The 2022 Annual General Meeting of Shareholders (the "**Annual General Meeting**") of International General Insurance Holdings Ltd., an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the "**Company**") will be held virtually on Wednesday, July 13, 2022 at 9:00am Eastern Daylight Time. Access information to the Annual General Meeting and related proxy materials is provided below.

Proposals to be considered at the Annual General Meeting:

(1) To elect two Class II directors to the Company's Board of Directors for a term of three years;

(2) To approve the re-appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022 and the authorization for the Board of Directors, acting through the Audit Committee, to fix the remuneration of the independent auditor for the fiscal year ending December 31, 2022;

(3) To receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the notes thereto and the independent auditor's report thereon; and

(4) To address such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors recommends a vote "FOR" all nominees under Proposal 1 and "FOR" Proposal 2.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card.

Vote during the Meeting –
If you plan to attend the virtual online annual general meeting, you will need your 12-digit control number to vote electronically during the annual general meeting. To attend the annual general meeting, visit: **https://www.cstproxy.com/igi/2022**

Vote Your Proxy on the Internet:
Go to
https://www.cstproxy.com/igi/2022 or
https://www.cstproxyvote.com
Have your notice available when you access the above website. Follow the prompts to vote your shares.

MOBILE VOTING
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

CONTROL NUMBER

The Proxy Materials are available for review at:
https://www.cstproxy.com/igi/2022

International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street,
P.O. Box 941428, Amman 11194, Jordan

Important Notice Regarding the Availability of Proxy Materials For the 2022 Annual General Meeting of Shareholders to be Held on July 13, 2022

The following Proxy Materials are available to you to review under "Meeting Documents" at: **https://www.cstproxy.com/igi/2022**

- the Company's Annual Report for the year ended December 31, 2021;
- the Company's 2022 Information Circular; and
- any amendments to the foregoing materials that are required to be furnished to shareholders.

This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete Proxy Materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the Proxy Materials before voting.

If you would like to receive a paper copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a paper copy as instructed below on or before June 13, 2022 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company.

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control Number.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1-888-266-6791, or

By logging on to https://www.cstproxy.com/igi/2022 or

By email at: proxy@continentalstock.com

Please include the company name and your control number in the subject line.